John Mahon

202.729.7477	Writer’s E-mail Address
John.Mahon@srz.com

February 3, 2023

Ms. Lisa N. Larkin

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:           Modern Markets Flagship Access Fund Inc.

Registration Statement on Form N-2

(File No. 811-23843)

Dear Ms. Larkin:

On behalf of Modern Markets Flagship Access Fund Inc. (the “Fund”), set forth below are the Fund’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Fund in a letter, dated January 9, 2023 with respect to the Fund’s Form N-2 (File No. 811-23843), filed with the Commission on December 9, 2022 (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Registration Statement. Where revisions to the Registration Statement are referenced in the below responses, such revisions are indicated by marked pages from the Registration Statement attached hereto.

General

1.	Comment: Please fill in all blanks, brackets, and otherwise missing information in a post-effective amendment (e.g., fee table, organization documents, etc.). We may have further comments.

Response: The Fund acknowledges the Staff’s comment and confirms that it will not complete its initial closing until it has filed a Post-Effective Amendment to the Registration Statement with any remaining blanks completed, and with any remaining exhibits filed therewith.

Facing Sheet

2.	Comment: Disclosure states that the Fund’s shares “will be issued solely in private placement transactions that do not involve any “public offering” within the meaning of Section 4(2) of, and/or Regulation D under, the Securities Act.” Please revise to state, “Section 4(a)(2).”

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Lisa N. Larkin

February 3, 2023

Page A-3 – Item 3. Fee Table

3.	Comment: Footnote 5 refers to the possibility that the Fund may pursue co-investment private equity investment opportunities in underlying operating businesses sourced by Underlying Fund Managers. Please tell us whether such investment opportunities involve affiliates, as defined under the Investment Company Act of 1940 (“1940 Act”). If yes, please clarify that co-investing with affiliates of the Fund requires exemptive relief from the Commission and that the Fund may not receive such relief. Please tell us whether the Fund plans to apply for exemptive relief.

Response: The Fund advises the Staff on a supplemental basis that the Fund intends to operate such that neither the Underlying Funds, nor any Underlying Fund Managers, would be considered affiliates of the Fund. In particular, the Fund does not intend to acquire 5% or more of the voting equity interests in any Underlying Fund. Accordingly, the Fund does not believe that the type of co-investments referenced in footnote 5 to the Fee Table would be prohibited under Section 17(d) of the 1940 Act. Accordingly, the Fund does not intend to file an application for co-investment exemptive relief at the current time, however it may elect to do so in the future.

Page A-4 – Item 3. Fee Table

4.	Comment: The last sentence in Footnote 7 refers to the “Investment Advisory Agreement.” Please confirm the reference is correct, or perhaps refer instead to the “Administration Agreement,” if accurate.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that each of the Investment Advisory Agreement and the Administration Agreement reference the same list of expenses to be borne by each of the Adviser and the Fund, respectively.

5.	Comment: Please delete Footnote 8 if the expense limitation agreement does not last for at least one year. See Item 3, Instr. 3.e. of Form N-1A.

Response: The Fund confirms that the expense limitation agreement referenced in such footnote will be effective for a period of at least one year.

Page A-5 – Item 8. General Description of the Registrant

6.	Comment: In the second bullet point, disclosure refers to the possibility that a shareholder may be able to sell his/her shares. But, in the first bullet point, disclosure states that a shareholder should not expect to be able to sell his/her shares. Please reconcile the discrepancy.

Response: The Fund has revised the above-referenced bullet-point list in response to the Staff’s comment.

Ms. Lisa N. Larkin

February 3, 2023

Page A-6 – Investment Objective

7.	Comment: Your disclosure suggests that you will invest significantly in private equity funds, including funds relying on section 3(c)(1) and 3(c)(7) under the 1940 Act, and that you intend to limit sales to investors who satisfy the accredited investor standard. It is the staff’s view that closed-end funds similar to yours should also impose a minimum initial investment requirement of at least $25,000. Please revise to include such a requirement.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

8.	Comment: If the Fund will invest in any funds/fund managers that are affiliates of the Fund or its investment adviser, please disclose any related conflicts of interest.

Response: The Fund advises the Staff on a supplemental basis that it does not intend to invest in any Underlying Funds or Underlying Fund Managers that are affiliates of the Fund or its Adviser.

9.	Comment: In the ninth line of the second paragraph, disclosure states that the Fund may invest in “other credit instruments.” Please specify what these other instruments are.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

10.	Comment: If foreign/emerging markets investments are a principal investments strategy, please add such disclosure to this section. See “Emerging Markets” risk disclosure on page A-17.

Response: The Fund advises the Staff on a supplemental basis that foreign and emerging markets are not expected to be a principal investment strategy for the Fund, and the Fund does not intend to specifically target Underlying Funds that focus on such markets. However, given that the Fund will invest in Underlying Funds, which may have broad discretion over the investment of assets into private company investments, the Fund believes that it is appropriate to reference the potential risks that emerging markets may pose generally.

Page A-7 – Fundamental Investment Policies

11.	Comment: Regarding the sixth and eighth bullet points, please consider adding an explanatory statement after each policy that describes the current 1940 Act limits in order to provide more clarity regarding the fund’s investment limitations.

Response: The Fund has revised the above-referenced section of the Registration Statement in response to the Staff’s comment. In addition, the Fund respectively refers the Staff to the “Regulation as an Investment Company” section following the section entitled “Fundamental Investment Policies”, which has now been cross-referenced in the revised disclosure.

Page A-10 – Senior Securities

12.	Comment: Please delete “or emergency,” from the second to last sentence of this section, which states, “We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes….” See section 18(g) of the 1940 Act.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Ms. Lisa N. Larkin

February 3, 2023

Page A-17 – Mezzanine Investments

13.	Comment: Disclosure in this section refers to the Fund’s possible co-investment in mezzanine loans that may not be protected by financial covenants. If the Fund will hold a significant amount of covenant-lite loans, please revise your principal risks disclosure to include the heightened risks associated with covenant-lite loans.

Response: The Fund has revised the risk factor disclosure included in the registration statement in response to the Staff’s comment. In addition, the Fund advises the Staff on a supplemental basis that, while it does not currently anticipate holding a significant amount of covenant-lite loans, Underlying Funds in which it invests could potentially opt to do so from time to time.

Page A-24 – Non-U.S. Risk

14.	Comment: Please consider whether it is necessary to add a risk regarding the circumstances of Brexit.

Response: The Fund has revised its risk factor with respect to “Non-U.S. Risk” in response to the Staff’s comment.

Page A-35 – Repurchase Risks

15.	Comment: Please tell us on which provision of the federal securities laws the Fund is relying on for repurchases.

Response: The Fund advises the Staff on a supplemental basis that any repurchases of shares by the Fund will be conducted pursuant to tender offers made in accordance with Rule 13e-4 under the Exchange Act, in the manner permitted by Section 23(c)(2) under the 1940 Act.

16.	Comment: Please disclose the timeframe on which an investor can expect to receive the payment of proceeds from a share repurchase. We may have additional comments based on your response.

Response: The Fund has revised the disclosure included in the Registration Statement with respect to repurchase offers to confirm that in connection with any such repurchase offer, the Fund will pay for any tendered shares promptly following termination of the repurchase offer, in the manner required by Rule 14e-1(c) under the Exchange Act.

Page A-36 – Forum Selection

17.	Comment: Disclosure states that “the forum selection clause included in our Bylaws does not cover claims made by Shareholders pursuant to the securities laws of the United States of America, or any rules or regulations promulgated thereunder.” In Part C, disclosure indicates that the Bylaws are to be filed by amendment. Please confirm that the Bylaws explicitly state that the forum selection provision does not apply to claims arising under the federal securities laws. Otherwise, please revise the provision in the Bylaws.

Response: The Fund confirms on a supplemental basis that the Bylaws will explicitly state that the forum selection provision does not apply to claims arising under federal securities laws.

Ms. Lisa N. Larkin

February 3, 2023

Page A-41 – Interested Directors

18.	Comment: For each director who is an interested person of the Fund, as defined in section 2(a)(19) of the 1940 Act and the rules thereunder, describe, in a footnote or otherwise, the relationship, events, or transactions by reason of which the director is an interested person. See Item 18.1, Instr. 2 of Form N-2.

Response: The Fund has added the requested footnote for each director who is an interested person of the Fund.

Page A-44 – Nominating and Corporate Governance Committee

19.	Comment: Please state whether the Nominating and Corporate Governance Committee will consider nominees recommended by shareholders and, if so, describe the procedures to be followed by shareholders in submitting recommendations. See Item 18.5.b.4 of Form N-2.

Response: The Fund respectfully refers the Staff to the second paragraph under the above-referenced “Nominating and Corporate Governance Committee” section.

Page A-48 – Securities Ownership of Our Portfolio Managers

20.	Comment: Please add all required disclosure regarding portfolio managers. See Item 9.1(c) of Form N-2.

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

Page A-56 – Control Share Acquisition

21.	Comment: Please consider adding disclosure that addresses the legal uncertainty related to control share act provisions and registered funds (i.e., Saba Capital CEF Opportunities 1, Ltd. et al. v. Nuveen Floating Rate Income Fund, et al., 21-CV-327 (JPO) (U.S. Dist. Court., Southern District of New York) (Feb. 17, 2022)).

Response: The Fund has revised the above-referenced disclosure in response to the Staff’s comment.

STATEMENT OF ADDITIONAL INFORMATION

Page B-2 – Item 17. Investment Objectives and Policies

22.	Comment: Please respond supplementally to the following:

1.	Describe specifically the types of rights and obligations that side letter agreements would establish. For what consideration? What kind of “restrictions” and “special rights” do the Fund and/or the adviser intend to create via side letter agreements “with respect to activities of the Fund”?

Response: The Fund advises the Staff on a supplemental basis that it does not intend to enter into any side letters that provide for material restrictions of the Fund’s activities, or otherwise grant special rights to Shareholders, in either case in a manner that would cause concerns regarding preferential rights in contravention of Section 18(i) under the 1940 Act. Certain investors that commit to larger investments may potentially request that the Fund contractually confirm in a side letter certain disclosure points included in the Registration Statement, as well as the timing of certain disclosure obligations otherwise required under the 1940 Act with respect to the Fund. The Fund confirms that it does not expect to make available to any Shareholders information with respect to the Fund that was not otherwise made available to all Shareholders in the Fund. The Fund further confirms that to the extent it agrees by side letter to make available to any Shareholder information with respect to the Fund that is not otherwise already available to all Shareholders, the Fund will make such information available to all Shareholders in the Fund. In addition, the Fund does not intend to enter into any side letters with Shareholders with respect to fees or expenses of the Fund attributable to such investors, or that would grant certain Shareholders additional or different voting rights, or otherwise provide such Shareholders with consent or veto rights with respect to the operations or investment strategy of the Fund.

Ms. Lisa N. Larkin

February 3, 2023

2.	How would side letter arrangements with the Fund and/or the adviser compare to side letters typically entered into by private funds and their advisers? Would any stockholder be able to request/negotiate side letters with the Fund? Would the Fund be willing to grant special rights to any stockholder? If not, why not?

Response: The Fund advises the Staff on a supplemental basis that it does not presently manage any private funds. In addition, the Fund respectfully refers the Staff to the description of potential side letter provisions included in its response to Part 1 of Comment 22 above. In particular, the Fund does not intend to enter into any side letters that would grant superior rights to any particular Shareholders in a manner that would create a “senior security” in violation of Section 18(c) under the 1940 Act.

3.	Will the adviser (or affiliates) be party to any side letter? Will the adviser (or affiliates) enter into separate side letter agreements or similar arrangements with Fund stockholders who also have side letter agreements with the Fund? What types of rights and obligations would such side arrangements with the adviser create? For what consideration? Would side letters contemplate arrangements with respect to any adviser acting in any capacity other than as adviser to the Fund?

Response: The Fund advises the Staff on a supplemental basis that the Adviser does not intend to be a party to any side letters relating to the Fund. From time to time, however, Shareholders may be provided with the opportunity to invest in affiliates of the Adviser, including the entity that controls the Adviser. Any such investment would be made pursuant to entirely separate investment agreements, and would be de minimis, completely passive in nature and would provide no additional rights with respect to the Fund, or impose any obligations on the Adviser or the Fund with respect to the Fund’s operations.

4.	Describe the Board process for reviewing and approving side letter agreements.

Response: The Fund advises the Staff on a supplemental basis that, while it does not believe that the type of side letters it may elect to enter into would necessitate Board approval, it nonetheless intends to seek Board approval of any such side letters prior to their execution in view of the small number, if any, it expects to be requested by Shareholders.

Ms. Lisa N. Larkin

February 3, 2023

5.	Describe specifically all special rights that relate, directly or indirectly, to stockholder voting.

Response: The Fund respectfully refers the Staff to its response to Part 1 of Comment 22 above. Specifically, the Fund does not intend to grant any special rights that relate, either directly or indirectly, to stockholder voting.

6.	Does the Fund intend to publicly disclose non-public information provided to stockholders? Would such stockholders be required to maintain confidentiality? Would such stockholders be required to agree not to trade on non-public information that they receive from the Fund? If so, what other “actions” can such stockholders take on the basis of non-public information received from the Fund?

Response: The Fund respectfully refers the Staff to its response to Part 1 of Comment 22 above. Specifically, the Fund does not intend to disclose information to select Shareholders that would not otherwise be available to all other Shareholders. In addition, the Fund confirms that it does not intend to disclose material non-public information to any Shareholders absent a regulatory or tax need for such information. In the event a Shareholder demonstrates a regulatory or tax need for any such material non-public information, the Fund will only provide such information if the recipient acknowledges the confidentiality of such information and the recipient’s obligations under federal securities laws not to trade on the basis of such information, and agrees to maintain the confidentiality of such information and use it only to the extent consistent with and required by the aforementioned regulatory or tax purpose.

*         *         *

Ms. Lisa N. Larkin

February 3, 2023

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 729-7477.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:            Jason Fox/ U.S. Securities and Exchange Commission

John Lee/ U.S. Securities and Exchange Commission

Christian Sandoe/ U.S. Securities and Exchange Commission